[OMM Letterhead]

August 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

Attn:    Rolf Sundwall
Christine Torney

Re:	Evolus, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 20, 2019
File No. 001-38381

On behalf of Evolus, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter to the Company dated August 5, 2019 (the “Comment Letter”). The Company’s response is preceded by a reproduction of the corresponding Staff comment in italics as set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits, Financial Statement Schedules, page 134

1.
Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal control over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend the 10-Q for the quarterly period ended March 31, 2019.

Company Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has amended the Form 10-K for the fiscal year ended December 31, 2018 and the Form 10-Q for the quarterly period ended March 31, 2018 to revise the Principal Executive Officer and Principal Financial Officer certifications, filed as Exhibits 31.1 and 31.2 to each filing, to conform exactly to the language provided in Item 601(b)(31) as it relates to internal control over financial reporting and has included both the introductory sentence within paragraph 4 regarding internal control over financial reporting and paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

If you have any questions or comments concerning this letter, please do not hesitate to call me at (949) 823-7968 or e-mail me at sheyduk@omm.com.

Sincerely,

/s/ Shelly Heyduk

Shelly Heyduk
of O’Melveny & Myers LLP

cc:	David Moatazedi, Evolus, Inc.
Jeffrey Plumer, Evolus, Inc.